NEWS RELEASE

APH:TSX-V APCSF:OTCQB January 5, 2012

ALDA reschedules Annual General and Special Meeting for January 27, 2012

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the “Company” or “ALDA”) announces that it has changed the date of its Annual General and Special Meeting (the “Meeting”) from January 23, 2012, to January 27, 2012, and proposes to set the number of Directors at five, elect its Board of Directors, appoint the auditor and approve the Stock Option Plan.

In addition, a consolidation of ALDA’s common shares will be proposed. The Company currently has 63,996,799 common shares outstanding. ALDA proposes to consolidate its common shares such that one (1) new common share would be issued for every twenty (20) old common shares outstanding, or such lower consolidation ratio as may be determined by the directors of ALDA. If the share consolidation is completed on a 20 to 1 basis, ALDA would have approximately 3,199,840 post-consolidated common shares outstanding. The proposed share consolidation is subject to the approval of the TSX Venture Exchange and by a 75% vote in favour by the shareholders of ALDA. Management supports the completion of a share consolidation to facilitate future financings which would be accomplished through the issuance of common shares. Without future financings, ALDA may be moved from Tier II to NEX.

The Company also announces that the appointment of Mr. Sina Pirooz to the Board of Directors of the Company, as announced on December 18, 2011, has not been completed due to the proposal to reduce the number of Directors at the Meeting from six to five due to the resignation of Mr. Eugene Hodgson on December 15, 2011.

Further details on the Meeting are contained in the Company’s Information Circular posted on under the Company’s profile at www.sedar.com.

Terrance Owen

President & CEO

ALDA Pharmaceuticals Corp.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary  Note  Regarding  Forward-looking  Statements:  Information  in  this  press  release  that  involves  ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward- looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp.

Telephone [604] 521.8300 - Facsimile [604] 521.8322

www.aldacorp.com